EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Lance, Inc.:

We consent to the incorporation by reference in the Registration Statements No. 2-77150, No. 2-88540, No. 33-41866, No. 33-58839, No. 333-25539 and No. 333-35646 of Lance, Inc. on Form S-8 of our reports dated March 1, 2005, with respect to the consolidated balance sheets of Lance, Inc. and subsidiaries as of December 25, 2004 and December 27, 2003, and the related consolidated statements of income, stockholders’ equity and comprehensive income and cash flows for each of the fiscal years in the three-year period ended December 25, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 25, 2004 and the effectiveness of internal control over financial reporting as of December 25, 2004, which reports appear in the December 25, 2004 annual report on Form 10-K of Lance, Inc.

/s/ KPMG LLP

Charlotte, North Carolina
March 1, 2005